UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Presents its Updated IFRS Program as Requested by the CNBV

MEXICO CITY, June 30, 2011 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico announced today that it has filed an updated program for adoption of International Financial Reporting Standards (IFRS) beginning with fiscal year 2012 with the Mexican National Banking and Securities Commission (CNBV). The updated program is set forth below:

Background:

In accordance with article 78 and transitory article fifth of the “General Provisions applicable to securities, issuers and other participants in the stock market”, published in the Official Gazette on March 19, 2003 and amended through a resolution published in the same publication on January 27, 2009, issuers of securities listed in the National Securities Registry intending to adopt IFRS in 2012 are required to disclose the information listed below by June 30, 2011, given the importance of reporting to investors and the general public on progress made in adoption of IFRS issued by the International Accounting Standards Board:

1.	Implementation plan.

2.	Accounting and business impact of first-time adoption of IFRS.

The information presented in this Implementation Plan is not definitive and can be modified at any time.

The preliminary impact of early adoption of any applicable IFRS or other accounting policies arising from completion of the required processes in connection with adoption of IFRS can be modified if new IFRS or interpretations thereof are issued before the adoption date.

Consequently, the Company reserves the right to modify the information included in this document and/or to opt for a different accounting alternative from that selected as of the date of this document.

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Objective

To provide the commission, investors, and the general public with information regarding the activities that the issuer has undertaken and will continue to undertake to adjust its processes, policies and systems, for the purpose of ensuring successful implementation of IFRS, and to provide an overview of the potential actions and impact on the financial information as per IFRS.

Implementation Plan

Objectives

1.	To design an implementation and monitoring plan for adoption of IFRS.

2.	Evaluation (Diagnosis).

3.
Describe the adjustments determined by Grupo Aeroportuario del Sureste, S.A.B. de C.V. to the initial transition Balance Sheet as of January 1, 2011; considering the areas to be impacted by adoption of IFRS, as identified in the Impact Evaluation (Diagnosis) as of December 31, 2009.

4.	Summarize the final considerations prepared by the Company, classified as high, medium and low-level impact in the Evaluation of Impact to the Initial Transition Balance Sheet as of January 1, 2011.

5.	Information and reports considered for this summary included:

•	An unaudited pro forma initial balance sheet as of December 31, 2010 applying IFRS.

•	A review of the “Comparison of Mexican FRS and IFRS” document which represents the analysis of the differences between the standards as prepared by the Company.

•
A review by an external IFRS-application expert, who was contracted by the company, of the methodology, and determination of measurable adjustments, from the highest to the lowest impact to the financial information, as proposed by the Company for its transition balance sheet as of December 31, 2010.

6.	An analysis of transition alternatives in first-time adoption of IFRS.

7.	An analysis of alternative accounting policies applicable to the Company.

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Implementation and Monitoring Plan for the Adoption of IFRS

Diagnosis

The most impacted line items, either in terms of accounting, processes and/or systems, include:

1.	Fixed assets (property, plant and equipment (PPE)) – Components and valuation, including residual values.

The Company has recognized the infrastructure and operating assets that could be subject to componentization as part of intangibles under the concession agreement. The PPE balance as of December 31, 2010, which includes only fixed assets such as furniture and office equipment used for administrative purposes, does not contain significant components, and its residual value is estimated to be minimal.

2.	Inflation – Recognition of the historical cost of (i) intangibles with no active market and (ii) shareholders’ equity.

The Company has determined the impact of inflation on Concessions, Rights and Improvements to concessioned assets, and recognizes them at their acquisition cost (purchase price), as there is no active market to provide a fair value. In addition, ASUR has eliminated in its pro forma financial statements under IFRS the inflationary effect not applicable under IAS 29, in effect to date for capital stock accounts and the legal reserve. Inflationary accounting might not be eliminated if would be new changes to the current IAS.

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In terms of intangible assets, the restated value recognized under IFRS can only be used when there is an active market for that asset, which exists when: (i) the assets negotiated in the market are homogeneous; (ii) the buyer and seller can be found at any moment in that market; and (iii) the prices are available to the public.  ASUR does not believe there is an active market, even when the Company’s shares are publicly traded, and the Company’s only business is the operation of the concession.  In addition, IFRS does not allow inflationary accounting for capital stock, which partially eliminates the impact of eliminating inflationary accounting for intangible assets under concession.

3.	Investment in subsidiaries with individual financial statements - Recognition of the investment at cost or fair value.

For the purposes of the initial transition balance sheet, the Company has chosen IFRS1 as its first time IFRS adoption policy to value investments in subsidiaries, in individual financial statements at their assumed cost, which is the value determined under IFRS as of December 31, 2010. The prospective policy to be used is the historical cost.

4.	Deferred assets – Duality of Flat tax and income tax bases.

The Company has decided to recognize both flat tax and income tax to determine its deferred taxes under the hybrid method based on its projection of its results. No related adjustments were determined as of the transition date.

5.	Preparation and presentation of financial statements – Double reporting, available policies, presentation of line items.

The Company has only determined the impact of deferred flat tax and income tax on the proposed adjustments to the initial transition Balance Sheet as of December 31, 2010.

6.	Information systems.

Based on its analysis at the date of this report, the Company estimates its information systems will not be significantly impacted as they have sufficient capacity to handle the changes required for the initial transition balance sheet (Fiscal Year 2012) and the total transition to IFRS starting in Fiscal Year 2012.

In future periods, the Company’s unconsolidated financial information will be prepared and presented in parallel under IFRS and the current accounting standards.

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Describe the adjustments determined by the Company for the initial transition Balance Sheet as of January 1, 2011

1/ The impact of inflation accounting might not be eliminated if there are changes to IAS 29.

Accounting impact for ASUR – line items with the greatest impact

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Accounting impact for ASUR – line items with medium and low impact

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Impact in the preparation and presentation of ASUR’s financial statements

Analysis of the accounting policy alternatives applicable to the Company

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Exceptions to retroactive application of other IFRS

ASUR will apply the following mandatory exceptions established under IFRS1, which do not allow for retroactive application of the requirements established in other IFRS.

1.
Calculation of reserves: Reserves under IFRS at the transition date must be consistent with those made at the same date under Mexican FRS, unless there is objective evidence of an error in said reserves. Information received after the transition date regarding reserves must be treated as subsequent events pursuant to Mexican FRS 10. Companies must not reflect reserves that are not required under Mexican FRS, and must consider the existing conditions as of the transition date. According to the analysis conducted as of the date of this report, the reserves set up by the Company under IFRS at January 1, 2012 will be consistent with those recorded under Mexican FRS at the same date, after making the necessary adjustments to reflect differences in accounting policy.

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2.	Disposal and transfer of financial assets and liabilities: At the transition date there is no impact resulting from applying this exception.

3.
Hedge accounting: This exception requires recording of hedges that, at the transition date, do not meet the criteria established by IAS 39 to be classified as a hedge (i.e. comprehensive documentation of the hedge, effectiveness tests, etc.). The Company estimates there will be no impact as these provisions are similar to those already applied by ASUR under Mexican FRS.

4.	Non-controlling interest: At the transition date, ASUR will record no impact from applying this exception.

5.	Classification and measurement of financial assets: At the transition date, ASUR will record no impact from applying this exception.

6.	Embedded Derivatives: See analysis in chart with low to medium term impact.

Optional exceptions

1.	Exceptions related to business combinations: Not applicable to ASUR for not having this type of transactions.

2.	Exceptions in applying other Mexican FRS:

a)
Payment of transactions with equity: ASUR will apply IFRS 2 to the instruments provided at or after November 7, 2002. As a result, at the transition date, this will have no impact on the initial balance sheet.

b)	Insurance contracts: Not applicable, as ASUR is not an insurance company.

c)
Assumed cost: ASUR will recognize, as the assumed cost of the investment in subsidiaries in separate financial statements, the book value under Mexican FRS (at the indexed value), at the transition date.

d)	Leasing: See analysis in the chart with low to medium impact.

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e)	Employee benefits: See analysis in chart with alternatives to accounting policies available to the Company.

f)	Accumulated differences resulting from conversion: Application of IAS 21, resulting from the variation in the foreign exchange rate will have no impact for the Company during the transition period.

g)	Investment in subsidiaries, associated companies and joint ventures: See chart with major accounting impacts applicable to ASUR.

h)	Assets and liabilities of subsidiaries, associated companies and joint ventures: The Company’s subsidiaries will adopt IFRS simultaneously with the parent company, thus generating no impact.

i)	Compound financial instruments: Not applicable, as ASUR has not entered into these types of transactions.

j)	Classification of previously recognized financial instruments: See chart with low to medium impact in connection with derivatives.

k)	Measurement of financial assets and liabilities at fair value upon recognition thereof: See chart with low to medium impact in connection with derivatives.

l)
Liabilities resulting from assets disposals included in the cost of property, plant and equipment: Not applicable to ASUR, as the Company does not have these types of liabilities as of the date of this report.

m)	Financial assets or intangible assets accounted for through concession service agreements: See diagnostic chart.

n)	Cost of loans: See chart with low to medium impact.

o)	Transfer of customer assets: As of the date of this report, the Company has identified no customer assets.

p)	Pay down of financial liabilities with equity instruments: ASUR has entered into no such transactions as of the date of this report.

q)	Severe hyperinflationary economies: ASUR does not have investments in a severe hyperinflationary economy as established under IFRS 1.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 30, 2011